EXHIBIT 99.1

Volvo -- Three Months Ended March 31, 2004

GOTEBORG, Sweden, April 23, 2004 (PRIMEZONE) -- Volvo:

                                                    First three months
                                                       2004      2003

 Net sales, SEK M                                    45,489     40,931
 Operating income, SEK M*                             2,219        909
 Revaluation of shares in Scania AB                     697         -
 Operating income, SEK M                              2,916        909
 Income after financial items, SEK M                  2,876        757
 Net income, SEK M                                    2,248        506
 Income per share, SEK*                                3.70       1.20
 Income per share, SEK                                 5.40       1.20
 Return on shareholders' equity during most             2.7        3.3
 recent 12 months period, %
 * Excluding revaluation of shares in
   Scania AB.

 -- Net sales for the first quarter 2004 increased to SEK 45,489 M
    (40,931), reflecting strong organic growth.

 -- Net income increased to SEK 2,248 M (506) in the quarter.

 -- Income per share for the first three months was SEK 5.40 (1.20).
    Income per share for the most recent 12 -month period amounted to
    SEK 4.90.

 -- The Scania B shares sold to Deutsche Bank. The Annual General
    Meeting resolved to distribute the Scania A shares in the form of
    Ainax shares to the shareholders' of AB Volvo. In total SEK 14.0 billion to be transferred to the shareholders.

 -- The Volvo Group expands in China. Agreement on engine manufacturing in place and truck plant opened.

 -- Cash flow after net investments excluding Financial Services improved to SEK 14.7 billion (negative: 2.2). The divestment of shares in Scania contributed SEK 14.9 billion.

Comments by the Chief Executive Officer

The positive sales trend that we observed during the autumn continued during the first quarter. Demand increased notably in North America. We see an economic recovery that is being driven by customers' need for replacement products and new investments. The economy is also improving in Western Europe. The important German market is showing clear signs of an upturn and perhaps it is only in France that the market continued to appear uncertain.

The rising volumes, combined with strong demand for the Group's new products and the effects of efficiency enhancements, contributed to better earnings in all business areas. Volvo Trucks, Volvo CE and Volvo Penta continued to capture market shares and report a high capacity utilization in production. The increasing profitability for Volvo Aero is mainly the result of the efficiency improvements in recent years and measures to align operations to the lower demand.

Demand continues to rise in Asia, the Middle East, Eastern Europe and South America. We have favorable growth and profitability in these regions, which account for an increasingly significant portion of our sales.

The work with strengthening our presence in growth markets is proceeding and during the first quarter we took several important steps in China. As the first western company, Volvo Trucks started production of heavy trucks and during the quarter we signed a memorandum of understanding for production of engines. Our early entry into the Chinese market must be viewed as a display of strength. It is the world's largest single market for heavy trucks and through cooperation with domestic partners we can minimize investment costs as well as build a supplier structure for our entire industrial system. All business areas except Volvo Aero are now involved in our expansion in China. In the truck operations, Renault Trucks is also preparing for production in the country.

Based on the strong order bookings for heavy trucks in North America during the past two quarters, we expect a successive recovery on the market and project that it will increase to between 230,000 and 240,000 trucks in 2004. In Western Europe, we estimate an increase of between 5% and 6%, corresponding to a level of 230,000 heavy trucks. Volvo CE's current forecast for the construction equipment market reflects a growth between 10% and 15% in North America and International. The outlook for the European market remains flat.

The aviation industry has shown signs in recent months of a certain recovery in terms of passengers, while the view is more fragmented for buses.

Volvo Buses' situation remains difficult. Losses were reduced during the first quarter compared with the corresponding quarter in 2003, but earnings are unsatisfactory. The previously initiated program to achieve profitability is under way.

We reached a solution with the Scania holding during the first quarter. In conjunction with this, we are transferring about SEK 14 billion to the shareholders. This involves the ordinary cash dividend, distribution of Ainax and buyback of own shares in the market.

The Group has predominantly shifted gear or is in the process of shifting focus from a recession to dealing with a market upturn. We are looking forward to meeting the customers' increasing demand for our products and services.

Leif Johansson President and CEO

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 76,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and Frankfurt and on NASDAQ in the US.

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